Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-40434, No. 333 52334, and No. 333-98219) of Edwards Lifesciences Corporation of our report dated June 20, 2024, relating to the statement of net assets available for benefits as of December 31, 2023 and the statement of changes in net assets available for benefits for the year then ended of Edwards Lifesciences (Puerto Rico) Corporation Retirement Savings Plan (formerly, the Edwards Lifesciences Technology SARL Retirement Savings Plan) appearing in this Annual Report on Form 11-K of the Edwards Lifesciences (Puerto Rico) Corporation Retirement Savings Plan (formerly, the Edwards Lifesciences Technology SARL Retirement Savings Plan) for the year ended December 31, 2024.

/s/ Moss Adams LLP
San Francisco, California
June 17, 2025